EXHIBIT 99.2

FIRST AMENDMENT TO THE

ACCELERATE DIAGNOSTICS, INC.

2016 EMPLOYEE STOCK PURCHASE PLAN

Effective as of May 6, 2016, Accelerate Diagnostics, Inc., a Delaware corporation (the “Company”), established, and the shareholders approved, the Accelerate Diagnostics, Inc. 2016 Employee Stock Purchase Plan (the “Plan”). By adoption of this instrument, the Company desires to amend the Plan to make certain changes the Company deems appropriate.

1.            Except as otherwise provided herein, this First Amendment shall be effective as of the date on which it is executed.

2.            Section 6.1 of the Plan (Participation) is hereby amended and restated in its entirety to read as follows:

6.1           PARTICIPATION. An Eligible Employee may become a Participant for an Offering Period by completing an enrollment form and submitting the form to the Company (or the Company’s designee), or by following an electronic or other enrollment process prescribed by the Committee, during the Enrollment Period prescribed by the Committee. The enrollment form shall contain the payroll deduction authorization described in Article 7. A payroll deduction authorization will be effective as soon as practicable following the submission of the enrollment form and shall remain effective for all subsequent Offering Periods until: (i) it is terminated pursuant to Article 8; (ii) it is modified by submitting another enrollment form in accordance with this Section 6.1; (iii) an election is made pursuant to Section 7.4 to decrease payroll deductions during an Offering Period; or (iv) the Participant becomes ineligible to participate in the Plan.

3.            The first sentence of Section 7.2 of the Plan (Commencement) is hereby amended and restated in its entirety to read as follows:

7.2           COMMENCEMENT. Payroll deductions shall begin as soon as practicable following the submission of an enrollment form and shall continue through subsequent Offering Periods pursuant to Section 6.2.

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4.            Section 8.1 of the Plan (Voluntary Withdrawal) is hereby amended and restated in its entirety to read as follows:

8.1           VOLUNTARY WITHDRAWAL. A Participant may withdraw from any Offering Period after the Offering Commencement Date, in whole but not in part, by submitting a prescribed form of withdrawal notice to the Company (or the Company’s designee). If a Participant withdraws from an Offering Period, payroll deductions shall cease as soon as administratively practicable thereafter and the amount credited to the Participant’s Account for the Offering Period shall be applied to purchase as many shares possible at the Purchase Price Per Share on the last Trading Date of the Offering Period in accordance with Section 9.1. A Participant’s withdrawal from a particular Offering Period is irrevocable. If a Participant desires to participate in a subsequent Offering Period, he or she must re-enroll in the Plan by timely submitting a new enrollment form in accordance with Section 6.1.

5.            This First Amendment shall only amend the provisions of the Plan referred to above, and those provisions not amended hereby shall be considered in full force and effect, unless the context indicates otherwise.

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed as of this 25th day of July, 2016.

ACCELERATE DIAGNOSTICS, INC.

By:	/s/ Steve Reichling
Steve Reichling, Chief Financial Officer

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